UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

Aethlon Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00808Y109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 00808Y109	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,684,316
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,684,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,684,316
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,684,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,684,316
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,684,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Aethlon Medical, Inc. beneficially owned by the Reporting Persons specified herein as of January 31, 2012 and amends and supplements the Schedule 13G dated as of and filed by the Reporting Persons on December 2, 2010 and amended on February 14, 2011 (“Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 10,684,316 shares as of January 31, 2012

The Reporting Persons own a total of 10,684,316 shares of Common Stock, including (i) 262,757 shares (“Gemini Shares”) of Common Stock held by Gemini Master Fund, Ltd. (“Gemini”); (ii) 4,061,560 shares of Common Stock issuable upon conversion of $203,078 in principal amount of the issuer’s Amended and Restated Convertible Promissory Note (“Note”) issued to Gemini on or about February 15, 2011 (without any interest accrual and assuming a conversion price of $0.05); (iii) 5,039,999 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about November 22, 2010; (iv) 660,000 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about January 18, 2008; and (v) 660,000 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about July 10, 2009 (collectively with foregoing warrants, the “Warrants”). Although the number of Conversion Shares may vary under the Note based on the conversion price thereunder, the number of shares of Common Stock into which the Note is convertible at any point in time is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies, LLC, in its capacity as investment manager for Gemini, is the beneficial owner of any Gemini Shares, the Note or the Warrants or that Steven Winters, in his capacity as managing member of Gemini Strategies, LLC, is the beneficial owner of any Gemini Shares, the Note or the Warrants. Each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of the Gemini Shares, the Note and the Warrants.

(b)	Percent of Class: 9.0%

Based upon 108,471,606 shares of Common Stock outstanding as of November 15, 2011, as reported in the Issuer’s most recent quarterly report on Form 10-Q filed on November 18, 2011, plus the shares issuable to Gemini under the Note and Warrants.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 10,684,316

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 10,684,316

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00808Y109	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

GEMINI MASTER FUND, LTD.

By:	GEMINI STRATEGIES, LLC,
as investment manager

	By:	/s/ Steven Winters
	Name: Title:	Steven Winters Managing Member

GEMINI STRATEGIES, LLC

By:	/s/ Steven Winters
Name: Title:	Steven Winters Managing Member

/s/ Steven Winters
Steven Winters